EXHIBIT 99.12

PRESS RELEASE

Circular Economy: TotalEnergies to Build a New Plastic Recycling
Unit at the Grandpuits Zero-Crude Platform

Paris, September 20, 2023 –TotalEnergies has announced the building of a new mechanical recycling unit for plastic waste at its Grandpuits site southeast of Paris. This new investment follows those announced in June 2023 — the doubling of sustainable aviation fuel (SAF) production and construction of a biomethane production unit — in line with the Company’s ambition to develop low-carbon energy and the circular economy.

The new unit should enter service in 2026 and produce 30,000 tons a year of high value-added compounds containing up to 50% recycled plastic material.

In addition to the mechanical recycling unit, a specific center will be established that provides technical assistance to customers and develops new products, in order to provide sufficient support for the commercialization of the new range of hybrid compounds.

One year after investing in a new production line that makes high-performance recycled polypropylene for the automotive sector in its plant at Carling, the Company is now expanding its recycled polymer offering with this new unit at Grandpuits. It will target the high-performance packaging market, in particular for pharmaceuticals and cosmetics.

"This investment is great news for the local area and represents another milestone for the zero-crude platform at Grandpuits. The investment in this plastic recycling unit is entirely consistent with the Company’s ambition to grow the circular economy and will contribute to the objective of reaching 1 million tons of circular polymers by 2030. By developing all these projects at the Grandpuits zero-crude platform, the Company can confirm it will maintain 250 jobs at the site, honoring the commitments that it made in September 2020," said Bernard Pinatel, President, Refining & Chemicals at TotalEnergies.

Grandpuits is an ambitious project for low-carbon energy and the circular economy: In September 2020, in line with its aim to get to net zero by 2050, TotalEnergies launched a project to convert this industrial site. The "zero-crude" project, which will cost an estimated total of over €500 million, is based on the development of several future-oriented activities in biomass, renewables and the circular economy:

☐	SAF production: the biorefinery’s output capacity of 210,000 tons a year by 2025 and 285,000 tons a year by 2027 will allow the Company to keep pace with the gradual rise in EU blending mandates, set at 6% in 2030.
☐	Biomethane production: the biomethane unit, which will receive feedstock in the form of organic waste from the biorefinery, will prevent the emission of almost 20,000 tons of CO2 per year. Its annual capacity of 80 gigawatt-hours (GWh) represents the average annual demand of 16,000 people.
☐	Advanced and mechanical recycling: with two recycling units, one for advanced recycling with capacity to treat 15,000 tons of waste a year, and another a mechanical

PRESS RELEASE

recycling unit announced today, Grandpuits is establishing itself as a major French recycling site.
☐	Green electricity generation: Grandpuits is home to the largest solar farm in the Île-de-France region, equipped with a battery energy storage system. Since coming onstream in July 2023, it has been generating 31 GWh of green electricity a year, enough to supply 19,000 people. This power generation required the installation of 46,000 solar panels and adds to the 28 GWh facility built at Gargenville, west of Paris, which was launched in 2022.

About TotalEnergies and polymer production

TotalEnergies develops, produces and sells polymers—polyethylene, polypropylene, polystyrene and their recycled equivalents, as well as biopolymers—that can be incorporated into plastic production processes. These polymers are lighter than many alternative materials, and their optimized energy efficiency helps to reduce the carbon footprint of end applications. TotalEnergies’ polymer experts in Europe, Asia and the United States work alongside all professionals in the value chain, including manufacturers, research centers and waste sorting and collection companies, and their customers, in order to accelerate the move to a circular economy. The Company is developing different plastic recycling processes and using renewable feedstock to contribute to its ambition of reaching 30% circular polymer production by 2030.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic,

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competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).